Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2006	2005	2004	2003	2002

Earnings:
Income (loss) from continuing operations before income taxes and effect of change in accounting principle	$80,133	$20,880	$25,400	$5,520	$(81,959)
Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	52,710	33,625	16,805	24,652	35,681
Interest on deposits	948	3,710	13,634	17,546	27,455
Interest component of rental expense	1,513	1,308	907	1,169	1,108

Total fixed charges (1)	55,171	38,643	31,346	43,367	64,244

Earnings (losses) for computation purposes	$135,304	$59,523	$56,746	$48,887	$(17,715)

Ratio of earnings to fixed charges:
Including interest on deposits (2)	2.45	1.54	1.81	1.13	(3)
Excluding interest on deposits (2)	2.48	1.60	2.43	1.21	(3)

(1)

Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(2)

The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and effect of change in accounting principle, plus fixed charges by (y) fixed charges.

(3)	Due to our losses in 2002, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $81,959 to achieve coverage of 1:1.